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MAR 01 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VP Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pearl Street
(No. and Street)

Hartford	CT	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David G. Hanley (860)263-4712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

RMS

OATH OR AFFIRMATION

I, David G. Hanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VP Distributors, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President and Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Registered Public Accounting Firm

To the Management of VP Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VP Distributors, LLC as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying computation of net capital under rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under Securities and Exchange Commission of 1934. In our opinion, the computation of net capital under rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Hartford, CT
February 28, 2018

We have served as the Company's auditor since at least 1995. We have not determined the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP, 185 Asylum Street, Hartford, CT
T: 860-241-7000, F: 860-241-7590, www.pwc.com

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Financial Condition

($ in thousands)		December 31, 2017
Assets		
Cash	$	24,342
Due from affiliates		7,766
Accounts receivable		3,867
Deferred taxes, net		612
Deferred commissions		1,674
Furniture and equipment, net		570
Other assets		436
Total assets	$	39,267
Liabilities and Member's Equity		
Accounts payable and other accrued liabilities	$	6,301
Accrued compensation and benefits		4,887
Broker-dealer payable		4,118
Income taxes payable, net		3,769
Due to affiliates		1,788
Total liabilities		20,863
Commitments and Contingencies (Note 7)		
Member's Equity		
Additional paid-in capital		13,076
Retained earnings		5,328
Total member's equity		18,404
Total liabilities and member's equity	$	39,267

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Operations

($ in thousands)	Year Ended December 31, 2017
Operating Revenues	
Distribution and service fees	$ 44,225
Related party marketing fees	70,290
Other income and fees	267
Total operating revenues	114,782
Operating Expenses	
Employment expenses	33,426
Distribution expenses	58,944
Other operating expenses	8,654
Related party business support expenses	4,415
Depreciation and amortization	20
Total operating expenses	105,459
Operating Income	9,323
Other Income	
Realized gains on trading securities, net	122
Total other income	122
Income before income taxes	9,445
Provision for income taxes	4,235
Net Income	$ 5,210

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

($ in thousands)	Additional Paid-In Capital	Retained Earnings	Total Member's Equity
Balances at December 31, 2016	$ 13,076	$ 118	$ 13,194
Net income	-	5,210	5,210
Balances at December 31, 2017	$ 13,076	$ 5,328	$ 18,404

The accompanying notes are an integral part of these financial statements.

VP Distributors, LLC
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Statement of Cash Flows

($ in thousands)		Year Ended December 31, 2017
Cash flows from operating activities:		
Net income	$	5,210
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		20
Amortization of deferred commissions		2,308
Increase in deferred commissions		(2,871)
Realized gains on investments		(122)
Sale of investments		2,206
Deferred taxes, net		405
Changes in operating assets and liabilities:		
Accounts receivable and other assets		(175)
Due from affiliates		(3,272)
Accrued compensation and benefits		679
Accounts payable, due to affiliates and other accrued liabilities		2,416
Broker-dealer payable		(134)
Income taxes receivable		3,829
Net cash provided by operating activities		10,499
Cash flows from investing activities:		
Capital expenditures		(233)
Net cash used in investing activities		(233)
Net increase in cash		10,266
Cash, beginning of year		14,076
Cash, end of year	$	24,342
Supplemental cash flow information:		
Income taxes paid	$	-
Accrued fixed asset additions	$	99

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

VP Distributors, LLC ("VPD" or the "Company"), is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as a distributor for certain related open-end mutual fund and separately managed account products some of which are registered with the Securities and Exchange Commission ("SEC").

VPD is a direct wholly-owned subsidiary of Virtus Partners, Inc. ("VP"). VP is a direct wholly-owned subsidiary of Virtus Investment Partners, Inc. ("Virtus").

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company's significant accounting policies, which have been consistently applied, are as follows:

Use of Estimates

The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management believes the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. Cash deposits at a financial institution may exceed Federal Deposit Insurance Corporation insurance limits.

Deferred Commissions

Deferred commissions are commissions paid to broker-dealers on sales of mutual fund shares. Deferred commissions are recovered by the receipt of monthly asset-based distributor fees from the mutual funds or contingent deferred sales charges received upon redemption of shares within one to five years, depending on the fund share class. The deferred costs resulting from the sale of shares are amortized on a straight-line basis over a one to five-year period, depending on the fund share class, or until the underlying shares are redeemed. These are included in distribution expenses in the statement of operations. Deferred commissions are periodically assessed for impairment and additional amortization expense is recorded, as appropriate.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements, net

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 7 years for furniture and office equipment, and 3 to 5 years for computer equipment and software. Leasehold improvements are depreciated over the shorter of the remaining estimated lives of the related leases or useful lives of the improvements. Major renewals or betterments are capitalized and recurring repairs and maintenance are expensed as incurred. Leasehold improvements that are funded upfront by a landlord and are constructed for the benefit of the Company are recorded at cost and depreciated on a straight-line basis over the original minimum term of the lease and a corresponding lease incentive liability in the same amount is also recorded and initially amortized over the same period.

Leases

Virtus currently leases office space and equipment under various leasing arrangements. The Company is charged a portion of total Virtus rent expense based on the Company's specific utilization of space.

Revenue Recognition

Distribution and service fees are recorded as revenue during the period in which services are performed. Distribution and service fees are earned based on a percentage of assets under management and are paid monthly pursuant to the terms of the respective distribution and service fee contracts. Underwriter fees are sales-based charges on sales of certain class A-share mutual funds and are included in distribution and service fees in the Statement of Operations.

Other income and fees consist primarily of redemption income on the early redemption of class B, C, and T-share mutual funds and distribution of nonaffiliated products.

Related Party Marketing Fees and Business Support Expenses

Marketing fees and business support expenses are computed based upon written contractual agreements with certain affiliates. Marketing fees from affiliates are recorded as revenue during the period in which services are performed and cover retail sales, marketing and administration costs incurred by the Company on behalf of certain affiliates and are paid pursuant to the terms of the respective contractual agreements, which require monthly or quarterly payment.

Effective January 1, 2016, the Company entered into a business management and shared services agreement ("The Agreement") with Virtus Partners, Inc. whereby Virtus Partners, Inc. provides certain business management and support services, including but not limited to accounting, human resource, legal, compliance and IT support services, the costs for which are allocated to the Company and reimbursed to Virtus Partners, Inc. a month in arrears pursuant to the terms of the agreement.

2. Summary of Significant Accounting Policies (continued)

Distribution Expenses

Distribution expenses consist primarily of payments to third-party distribution partners for providing services to investors in our sponsored funds and payments to third-party service providers for investment management related services. These payments are primarily based on percentages of assets under management or revenues. These expenses also include the amortization of deferred sales commissions related to up-front commissions on shares sold without a front-end sales charge to shareholders.

Advertising and Promotion

Advertising and promotional costs include print advertising and promotional items and are classified in other operating expense in the Statement of Operations. The Company expenses all advertising and promotional costs as incurred.

Stock-based Compensation

Stock-based compensation is granted by Virtus, the Company's parent. The Company accounts for stock-based compensation expense in accordance with ASC 718, *Compensation—Stock Compensation,* which requires the measurement and recognition of compensation expense for share-based awards based on the estimated fair value on the date of grant and is classified in employment expenses in the Statement of Operations. The total stock-based compensation recorded was $1.7 million for the year ended December 31, 2017.

Restricted stock units ("RSUs") are stock awards that entitle the holder to receive shares of Virtus common stock as the award vests over time or when certain performance targets are achieved. The fair value of each RSU award is estimated using the intrinsic value method, which is based on the fair market value price on the date of grant, unless it contains a performance metric that is considered a market condition. RSUs that contain a market condition are valued using a simulation valuation model. Compensation expense for RSU awards is recognized ratably over the vesting period on a straight-line basis.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes,* which requires recognition of the amount of taxes payable or refundable for the current year, as well as deferred tax liabilities and assets for the future tax consequences of events that have been included in the Company's financial statements or tax returns. Deferred tax liabilities and assets result from differences between the book value and tax basis of the Company's assets, liabilities and carry-forwards, such as net operating losses or tax credits.

2. Summary of Significant Accounting Policies (continued)

The Company is a limited liability company, which allows it to be disregarded as a separate legal entity under federal and certain state income tax reporting requirements. As such, the Company's operating activities are considered those of its parent company and included in its parent's consolidated federal income tax return and in certain combined state income tax returns. In addition to the combined state income tax returns, the Company also files separate tax returns for certain other state jurisdictions where appropriate.

The Company is treated as a separate subsidiary in the tax sharing arrangement by and among Virtus and Virtus' subsidiaries. Pursuant to this arrangement, federal and state income taxes are allocated as if they had been calculated by each subsidiary on a separate company basis, except that benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns. Thus, income taxes reflected in these financial statements represent amounts allocated to the Company under its respective arrangement with Virtus. As such, amounts owed to Virtus related to income tax expenses are reported on the Statement of Financial Condition as the Income Taxes Payable line item.

The Company's methodology for determining the realizability of deferred tax assets includes consideration of taxable income in prior carryback year(s) if carryback is permitted under the tax law, as well as consideration of the reversal of deferred tax liabilities that are in the same period and jurisdiction and are of the same character as the temporary differences that gave rise to the deferred tax assets. The Company's methodology also includes estimates of future taxable income from its operations, as well as the expiration dates and amounts of carry-forwards related to net operating losses and capital losses. These estimates are projected through the life of the related deferred tax assets based on assumptions that the Company believes to be reasonable and consistent with demonstrated operating results. Changes in future operating results not currently forecasted may have a significant impact on the realization of deferred tax assets. Valuation allowances are provided when it is determined that it is more likely than not that the benefit of deferred tax assets will not be realized.

The Company records benefits for uncertain tax positions in accordance with the provisions of ASC 740, *Income Taxes*, based on an assessment of whether the position is more likely than not to be sustained by the taxing authorities. If this threshold is not met, no tax benefit of the uncertain tax position is recognized. If the threshold is met, the tax benefit that is recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement. This analysis presumes the taxing authorities' full knowledge of the positions taken and all relevant facts. The Company's policy is to record interest and penalties related to uncertain tax positions as a component of income tax expense.

Fair Value Measurements and Fair Value of Financial Instruments

Cash, accounts receivable, accounts payable and accrued liabilities equal or approximate fair value based on the short-term nature of these instruments.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

New Accounting Standards Implemented

The Company adopted ASU 2016-09, Improvements to Employee Share-Based Payment Accounting ("ASU 2016-09"), on January 1, 2017. This standard makes several modifications to the accounting for forfeitures and employer tax withholdings on share-based compensation as well as the financial statement presentation of excess tax benefits or deficiencies. ASU 2016-09 also clarifies the statement of cash flows presentation of certain components of share-based awards. The Company accounts for all excess tax benefits or deficiencies as part of income tax expense or benefit. The Company also recognizes the impact of forfeitures as they occur.

New Accounting Standards Not Yet Implemented

In August 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-15, classification of Certain Cash Receipts and Cash Payments ("ASU 2016-15") which clarifies the treatment of several cash flow categories. In addition, ASU 2016-15 clarifies that when cash receipts and cash payments have aspects of more than one class of cash flows and cannot be separated, classification will depend on the predominant source or use. This update is effective for annual periods beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the potential impact of this standard on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 was originally effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year or for periods beginning after December 15, 2017. Adoption of the standard requires either a retrospective or a modified retrospective approach to adoption. The core principle of the model is that revenue is recognized upon the transfer of promised goods or services to customers in an amount that reflects the expected consideration to be received for the goods or services. In March 2016, the FASB issued ASU 2016-08, Principal Versus Agent Considerations (Reporting Revenue Gross Versus Net), which amends the principal-versus-agent implementation guidance in ASU 2014-09, Revenue from Contracts with Customers, discussed above. The new guidance will impact whether an entity reports revenue on a gross or net basis. These updates are effective for annual periods beginning after December 15, 2017 and interim periods within those fiscal years. The Company's implementation assessment included the identification of revenue within the scope of the guidance, as well as the review of terms and conditions of a sample of revenue contracts covering a broad range of products. The Company adopted ASU 2014-09 effective January 1, 2018, using the modified retrospective approach and determined that the adoption did not have a material change in the timing of recognition of the Company's revenue. Due to the revised criteria related to whether or not the Company is acting as a principal or agent the Company expects certain costs that are currently presented on a net of revenue basis to be presented on a gross revenue basis under the revised criteria.

3. Furniture and Equipment, net

Furniture and equipment, net are summarized as follows:

(in thousands)	December 31, 2017
Computer equipment and software	$ 1,398
Furniture and office equipment	7
	1,405
Accumulated depreciation and amortization	(835)
Furniture and equipment, net	$ 570

Depreciation and amortization expense for 2017 was less than $0.1 million.

4. Income Taxes

The components of the provision for income taxes are as follows:

(in thousands)	For the Year Ended December 31, 2017
Current	
Federal	$ 3,198
State	630
Total current tax expense	3,828
Deferred	
Federal	423
State	(16)
Total deferred tax expense	407
Total provision for income taxes	$ 4,235

4. Income Taxes (continued)

The deferred tax effects of temporary differences are as follows:

(in thousands)		For the Year Ended December 31, 2017
Deferred tax assets (liabilities):		
Net operating loss carry-forwards	$	15
Capital loss carryforwards		114
Accrued employee compensation & benefits		624
Valuation allowance		(131)
Other		(10)
Deferred tax assets, net	$	612

As of December 31, 2017, the Company had state net operating loss carry-forwards, tax-effected, of less than $0.1 million. The state net operating loss carry-forwards are scheduled to begin to expire in 2018.

At each reporting date, the Company evaluates the positive and negative evidence used to determine the likelihood of realization of all its deferred tax assets. The Company maintained a valuation allowance of approximately $0.1 million at December 31, 2017, relating to the capital loss carry-forward and the state net operating loss carry-forward.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Statement of Operations:

	For the Year Ended December 31, 2017
Statutory rate	35.0 %
State income taxes, net of federal benefit	4.2 %
Valuation allowance	(1.5) %
U.S. tax reform(the Tax Act)	4.8 %
Stock-based compensation expense	1.7 %
Other	0.6 %
Effective income tax rate	44.8 %

4. Income Taxes (continued)

On December 22, 2017, the Tax Cuts and Jobs Act (the Tax Act) was enacted which made significant changes to federal income tax law, including reducing the statutory corporate income tax rate to 21 percent from 35 percent. On the same date, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 118, which specifies, among other things, that reasonable estimates of the income tax effects of the Tax Act should be used, if determinable. The Company has accounted for the effects of the Tax Act using reasonable estimates based on currently available information and its interpretations thereof. This accounting may change due to, among other things, changes in interpretations the Company has made and the issuance of new tax or accounting guidance. GAAP requires that the effects of a change in tax rate from revaluing deferred tax assets and deferred tax liabilities be recognized upon enactment, which was the primary driver for the $0.5 million of U.S. tax reform income tax expense impact recognized in 2017.

5. Capital and Reserve Requirement Information

As a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority, the Company is subject to certain rules regarding minimum net capital. The Company operates pursuant to Rule 15c3-1,(the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined in the rule) which may not exceed 15.0 to 1.0. Aggregate indebtedness, net capital, and the resultant ratio for the Company were as follows:

($ in thousands)	**December 31, 2017**
Aggregate indebtedness	$ 20,863
Net capital	7,318
Ratio of aggregate indebtedness to net capital	2.85 to 1

The Company's minimum required net capital at December 31, 2017 based on its aggregate indebtedness on that date, was $1.4 million.

The operations of the Company do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Company is claiming exemption from the reserve provisions of Rule 15c3-3 promulgated under the Exchange Act under the exemption allowed by paragraph (k)(2)(i) of such rule.

6. Related Party Transactions

The Company engages in transactions with a number of related parties, which includes the related party marketing fees and business support services disclosed in Note 2 and certain other expenses that are paid by Virtus affiliates on the Company's behalf including income taxes as disclosed in Note 4 and other operating expenses. During 2017, the Company returned no amount of capital to Virtus comprising either dividends or capital distributions.

As a result of these related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

Receivables and Payables from Related Parties

At December 31, 2017, $7.8 million was recorded as due from affiliates which consisted of related party marketing fees from Virtus affiliates. At December 31, 2017, $1.8 million was recorded as due to affiliates, which relates to amounts payable pursuant to the business support services agreement with Virtus and expense reimbursements payable to Virtus affiliates.

7. Commitments and Contingencies

At times the Company is involved in litigation and arbitration as well as examinations, inquiries and investigations by various regulatory bodies, including the SEC, involving its compliance with, among other things, securities laws, client investment guidelines, laws governing the activities of broker-dealers and other laws and regulations affecting its products and other activities. Legal and regulatory matters of this nature involve or may involve the Company's activities as an employer, issuer of securities, investor, investment adviser, broker-dealer or taxpayer. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or is otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions.

The Company accrues for a liability when it is both probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. In addition, in the event the Company determines that a loss is not probable, but is reasonably possible, and it becomes possible to develop what the Company believes to be a reasonable range of possible loss, then the Company will include disclosures related to such matter as appropriate and in compliance with ASC 450, Loss Contingencies. The disclosures, accruals or estimates, if any, resulting from the foregoing analysis are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. Other than as described herein, based on information currently available, available insurance coverage and established reserves, the Company believes that the outcomes of its legal and regulatory proceedings are not likely, either individually or in the aggregate, to have a material adverse effect on the Company's results of operations, cash flows or its consolidated financial condition. However, in the event of unexpected subsequent developments and given the inherent unpredictability of these legal and regulatory matters, the Company can provide no assurance that its assessment of any claim, dispute, regulatory examination or investigation or other legal matter will reflect the ultimate outcome and an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's results of operations or cash flows in particular quarterly or annual periods.

7. Commitments and Contingencies (continued)

Other Matters

The Company distributes its mutual funds through third party broker-dealers. In the event that the third party broker-dealers fail to fulfill their contractual obligations, the Company may incur losses to settle open positions in these mutual funds.

The maximum amount assignable to this liability is limited to the amount of open trades. The Company believes that the risk of loss is remote. In addition, the Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

8. Retirement Savings Plan

Employees of the Company are eligible to participate in several employee benefit programs sponsored by Virtus, including certain health care benefits, life insurance and a defined contribution 401(k) retirement plan (the "401(k) Plan") administered by a third party. For the 401(k) Plan, employees may contribute a percentage of their eligible compensation into the 401(k) Plan, subject to certain limitations imposed by the Internal Revenue Code. Through December 31, 2017, the Company matched employees' contributions at a rate of 100% of employees' contributions up to the first 3.0% and 50.0% of the next 2.0% of the employees' compensation contributed to the 401(k) Plan. The matching contribution was $0.7 million in 2017.

9. Subsequent Events

On January 31, 2018, the Company declared and paid a distribution of $3.0 million to Virtus.

Subsequent events have been evaluated through February 28, 2018, which is the date the financial statements were issued.

VP Distributors, LLC **Schedule I**
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission **Additional Information**
December 31, 2017

($ in thousands)

Net Capital

Total member's equity			$	18,404
Less nonallowable assets:				
Accounts receivable	$	28		
Deferred commissions		1,674		
Receivable from affiliates		7,766		
Deferred taxes, net		612		
Other assets		436		
Furniture, equipment and leasehold improvements, net		570		(11,086)
Net capital before specific reduction in the market value of securities				7,318
Less securities haircuts pursuant to Rule 15c3-1				-
Net capital			$	7,318

Aggregate Indebtedness

Total liabilities included in Statement of Financial Condition	$	20,863
Difference resulting from offsetting various liability accounts against related assets		-
Aggregate indebtedness	$	20,863
Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $20,863)	$	1,391
Net capital in excess of minimum requirements ($7,318 - $1,391)	$	5,927
Ratio of aggregate indebtedness to net capital		2.85 to 1

Note A – Statement Pursuant to Paragraph (d)(2)(iii) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by VPD in Part II-A of the unaudited FOCUS Report on Form X-17A-5/A, as of December 31, 2017, filed on February 26, 2018.

pwc

Report of Independent Accountants

To the Management of VP Distributors, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by VP Distributors, LLC, and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of VP Distributors, LLC, for the year ended December 31, 2017, solely to assist the specified parties in evaluating VP Distributors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for VP Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. We have been informed by the Company that there were no assessment payments during the year ended December 31, 2017.

2. Compared the Total Revenue amount reported on page 2 of the audited Form X-17A-5for the year ended December 31, 2017 to the Total revenue amount of $114,903,672 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2017 noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 1, revenues, of $44,488,649 to supporting schedules and working papers provided by David Hanley, Senior Vice President and Treasurer, noting no differences.

    b. Compared the deduction on line 5, net gain from securities in investment accounts, of $121,757 to the supporting schedules and working papers provided by David Hanley, Senior Vice President and Treasurer, noting no differences.

    c. Compared the deductions on line 8, other revenues not related either directly or indirectly to the securities business (intercompany marketing revenues and other operating revenues) of $70,293,266 to the supporting schedules and working papers provided by David Hanley, Senior Vice President and Treasurer, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e $0 and $0, respectively of the Form SIPC-7, noting no differences.

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b. Recalculated the mathematical accuracy of the schedule of Form SIPC-7 revenues used to support the deductions on line 1, of $44,488,649 provided by David Hanley, Senior Vice President and Treasurer, noting no differences.

c. Recalculated the mathematical accuracy of the schedule of Form SIPC-7 revenues used to support the deduction on line 5, net gain from securities and investment accounts, of $121,757 provided by David Hanley, Senior Vice President and Treasurer, noting no differences.

d. Recalculated the mathematical accuracy of the schedule of Form SIPC-7 revenues used to support the deductions on line 8, other revenue not related either directly or indirectly to the securities business (intercompany marketing revenues and other operating revenues) of $70,293,266 to the supporting schedules provided by David Hanley, Senior Vice President and Treasurer, noting no differences.

5. We have been informed by the Company that there were no overpayments applied to the current assessment during the year ended December 31, 2017.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and member of VP Distributors, LLC, and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2018

VP Distributors, LLC

(A wholly-owned subsidiary of Virtus Partners, Inc.)

Financial Statements
with Supplementary Information
December 31, 2017